SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  SANDATA, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   799778 20 4
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                                 (CUSIP Number)

                                STEVEN N. BRONSON
                                 JAMES S. CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 2950
                              MIAMI, FLORIDA 33131
                                 (305) 536-8500

                                 with a copy to:

                            LINDA C. FRAZIER, ESQUIRE
                                BROAD AND CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
                                 (305) 373-9456
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                JANUARY 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 799778 20 4                                         PAGE 2 OF 9 PAGES
          -----------

1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     Steven N. Bronson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION USA

                     7    SOLE VOTING POWER
 NUMBER OF                152,950
  SHARES
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                47,843
   EACH
REPORTING
 PERSON              9    SOLE DISPOSITIVE POWER
  WITH                    152,950

                    10    SHARED DISPOSITIVE POWER
                          71,593

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     224,543

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.72%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.   799778 20 4                                       PAGE 3 OF 9 PAGES

1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     James S. Cassel

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                 7   SOLE VOTING POWER
  NUMBER OF          93,100
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY           0
   EACH
 REPORTING
  PERSON         9   SOLE DISPOSITIVE POWER
   WITH              93,100


                10   SHARED DISPOSITIVE POWER
                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     93,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.60%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 799778 20 4                                         PAGE 4 OF 9 PAGES
          -----------

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Private Opportunity Partners II, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida

                     7    SOLE VOTING POWER
 NUMBER OF                47,500
  SHARES
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                0
   EACH
REPORTING
 PERSON              9    SOLE DISPOSITIVE POWER
  WITH                    71,250

                    10    SHARED DISPOSITIVE POWER
                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,250

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%

14   TYPE OF REPORTING PERSON*
     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Except as expressly amended below, the Schedule 13D, dated September 12, 1996, and filed on behalf of Steven N. Bronson with respect to the shares of Common Stock of Sandata, Inc. ("Issuer"), remains in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed on behalf of Steven N. Bronson, James S. Cassel and Private Opportunity Partners II, Ltd., a Florida limited partnership ("POP II").

         (b) Messrs. Bronson and Cassel's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131. POP II's address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

         (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Mr. Cassel is Executive Vice President of B&B. Other officers and directors of B&B include Bruce C. Barber, Eric R. Elliott and Barry J. Booth. In addition, each of Messrs. Bronson, Barber, Cassel, Elliott and Booth are shareholders of BBCO International Holdings, Inc., the parent company of B&B. Finally, Keil Stern is a vice president and an employee of B&B.

         POP II is a Florida limited partnership, for which B&B Management Group II, Inc. is the sole general partner. Mr. Bronson is the President of the general partner.

         (d) Neither Mr. Bronson, Mr. Cassel nor POP II was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither Mr. Bronson, Mr. Cassel nor POP II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Messrs. Bronson and Cassel are citizens of the United States of America. POP II is a Florida limited partnership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Messrs. Bronson and Cassel and POP II acquired shares of the Issuer's Common Stock ("Shares") utilizing their personal funds. In addition, Messrs. Bronson and Cassel were assigned warrants to purchase 101,200 and 61,600 Shares, respectively, by B C Capital Corp., an affiliate of B&B ("B C Capital"), on January 14, 1997. See Item 4 for a more detailed explanation.

ITEM 4. PURPOSE OF TRANSACTION

         Messrs. Bronson and Cassel and POP II acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective position in the Issuer.

         As of the date of the event which required filing of this Schedule 13D, neither Mr. Bronson, Mr. Cassel nor POP II had any plans or proposals which may relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described below;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, except as described below;

         (e) any material change in the present capitalization or dividend policy of the Issuer, except as described below;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, on September 13, 1996, B&B entered into a letter of intent with the Issuer ("Letter of Intent") for the offer and sale of units consisting of securities of the Issuer by means of a private offering of securities (the "Private Offering"). On January 14, 1997 (the "Closing Date"), the Private Offering was consummated and B C Capital entered into a Financial Consulting Agreement (the "Consulting Agreement"). Pursuant to the Consulting Agreement, in consideration for the services to be performed under the Consulting Agreement, the Issuer granted to B C Capital, or its assigns, warrants to purchase an aggregate of 200,000 Shares of Common Stock. The warrants were assigned to shareholders, directors, officers, employees or partners of B C Capital. Mr. Bronson and Mr. Cassel were assigned warrants to purchase 101,200 and 61,600 Shares, respectively.

         In addition, pursuant to the terms of the Placement Agreement between the Issuer and B&B, B&B has the right, for a period of five years from the Closing Date, to nominate one person for election to the Issuer's Board of Directors.

         In connection with the Private Offering, B&B offered and sold, on behalf of the Issuer, 60 units at a price of $25,000 per unit, each unit consisting of (i) 5,000 Shares and (ii) warrants to purchase 2,500 Shares at an exercise price of $7.00 (the "Warrants").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)(b)Mr. Bronson may be deemed to beneficially own an aggregate of 224,543 Shares, representing approximately 17.72% of the total Shares deemed outstanding. Such Shares include 51,750 Shares held of record and purchased by Mr. Bronson pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power and 101,200 Shares issuable upon exercise of warrants and with respect to which Mr. Bronson may be deemed to have dispositive power. Such shares also include 47,500 Shares and Warrants to purchase 23,750 Shares owned by POP II for which Mr. Bronson is deemed to have shared voting and dispositive power. Finally, such Shares include 343 Shares held of record by B&B Management Group, Inc., an affiliate of B&B and of which Mr. Bronson is the President, for which Mr. Bronson is deemed to have shared voting and dispositive power.

         Mr. Cassel beneficially owns an aggregate of 93,100 Shares representing 7.60% of the total Shares deemed outstanding. Such Shares include 31,500 Shares owned of record and purchased by Mr. Cassel pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Cassel may be deemed to have sole voting and dispositive power. Such Shares also include 61,600 shares issuable upon exercise of warrants and with respect to which Mr. Cassel may be deemed to have dispositive power.

         POP II beneficially owns an aggregate of 71,250 Shares including 47,500 Shares held of record and Warrants to purchase 23,750 Shares. Such Shares represent 6.0% of the total Shares deemed outstanding.

         Messrs. Stern, Barber, Elliott and Booth own of record 10,000, 2,250, 2,250 and 2,250 Shares, respectively. Such Shares were purchased by the aforementioned pursuant to separate Subscription Agreements dated September 12, 1996. Messrs. Stern, Barber, Elliott and Booth also own 10,000, 2,200, 2,200 and 2,200 Shares issuable upon the exercise of warrants which were assigned to them by B C Capital on January 14, 1997 in consideration for their services under the Consulting Agreement.

                                       -7

         Messrs. Barber, Stern, Elliott and Booth disclaim beneficial ownership of the Shares owned of record by each other and by each of Messrs. Bronson, Cassel and POP II. Messrs. Bronson, Cassel and POP II also disclaim beneficial ownership of the Shares beneficially owned by the other and by each of Messrs. Barber, Stern, Elliott and Booth.

         (c) On September 12, 1996, Messrs. Bronson, Barber, Cassel, Stern, Elliott and Booth each separately entered into Subscription Agreements with the Issuer as a prerequisite to the Private Offering. On January 14, 1997, Messrs. Bronson, Barber, Cassel, Stern, Elliott and Booth were assigned warrants pursuant to the Consulting Agreement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Joint Filing Statement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date:  May 8, 1997                        /s/ STEVEN N. BRONSON
                                          ---------------------
                                          Steven N. Bronson

Date:  May 8, 1997                        /s/ JAMES S. CASSEL
                                          -------------------
                                          James S. Cassel

                                          PRIVATE OPPORTUNITY PARTNERS II,
                                          LTD., a Florida limited partnership

                                          By: B&B Management Group II, Inc.,
                                              a Florida corporation, General
                                              Partner

Date:  May 8, 1997                        By:/s/ STEVEN N. BRONSON
                                             ---------------------
                                             Steven N. Bronson, President

                                    EXHIBIT A

         Reference is made to Amendment No. 1 to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Sandata, Inc. The undersigned hereby acknowledge and agree that such Amendment No. 1 to Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.




Date:  May 8, 1997                       /s/ STEVEN N. BRONSON
                                         ---------------------
                                         Steven N. Bronson



Date:  May 8, 1997                       /s/ JAMES S. CASSEL
                                         -------------------
                                         James S. Cassel



                                         PRIVATE OPPORTUNITY PARTNERS II,
                                         LTD., a Florida limited partnership

                                         By: B&B Management Group II, Inc.,
                                             a Florida corporation, General
                                             Partner


Date:  May 8, 1997                       By:/s/ STEVEN N. BRONSON
                                            ---------------------
                                            Steven N. Bronson, President